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                               October 15, 2021

       Neil Dey
       Chief Executive Officer and President
       Bluejay Diagnostics, Inc.
       360 Massachusetts Avenue, Suite 203
       Acton, MA 01720

                                                        Re: Bluejay
Diagnostics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-260029

       Dear Mr. Dey:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Dilution, page 31

   1. Please revise the presentation to disclose historical net tangible book value (deficit) prior to the presentation of
pro forma net tangible book value.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              You may contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627 if
       you have questions regarding comments on the financial statements and related matters. Please
 Neil Dey
Bluejay Diagnostics, Inc.
October 15, 2021
Page 2

contact Tyler Howes at 202-551-3370 or Ada Sarmento at 202-551-3798 with any other questions.



                                                        Sincerely,
FirstName LastNameNeil Dey
                                                        Division of Corporation
Finance
Comapany NameBluejay Diagnostics, Inc.
                                                        Office of Life Sciences
October 15, 2021 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName